SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Hyatt Hotels Corporation

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

448579102

(CUSIP Number)

Charles E. Dobrusin

104 South Michigan Ave., Suite 1000

Chicago, IL 60603

(312) 436-1202

Harry B. Rosenberg

10 S. Wacker Dr., Suite 4000

Chicago, IL 60606

(312) 207-6456

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 11, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 16 Pages

13D	Page 2 of 16 Pages

CUSIP No. 448579102

1.

Names of reporting persons

I.R.S. Identification Nos. of Above Persons (Entities Only)

Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of the trusts listed on Appendix A-1.

2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power *2,287,343
	9.	Sole dispositive power 0
	10.	Shared dispositive power *2,287,343
11.	Aggregate amount beneficially owned by each reporting person *2,287,343
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) 1.4%*
14.	Type of reporting person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), and Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Persons (as defined in this Amendment No. 5 to Schedule 13D) are party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D, filed with the SEC by the Reporting Persons on August 26, 2010, as amended), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of October 26, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, as adjusted to account for the aggregate of 3,180,242 shares of Class B Common Stock that were sold by one of the Separately Filing Group Members on December 6, 2012 and December 12, 2012. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Persons and based on 164,002,394 shares of Common Stock outstanding as of October 26, 2012, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class A Common Stock owned by the Reporting Persons represent less than 0.1% of the total voting power of the Common Stock as of October 26, 2012, as adjusted. The shares of Class B Common Stock owned by the Reporting Persons represent 1.9% of the total voting power of the Common Stock as of October 26, 2012, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 26, 2012, as adjusted, which is comprised of 48,568,052 shares of Class A Common Stock and 115,434,342 shares of Class B Common Stock, and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

13D	Page 3 of 16 Pages

CUSIP No. 448579102

1.	Names of reporting persons I.R.S. Identification Nos. of Above Persons (Entities Only) Mary Parthe, not individually, but solely as trustee of the trusts listed on Appendix A-2.
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 21,128*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 21,128*
11.	Aggregate amount beneficially owned by each reporting person 21,128*
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) Less than 0.1%
14.	Type of reporting person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Persons (as defined in this Amendment No. 5 to Schedule 13D) are party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D, filed with the SEC by the Reporting Persons on August 26, 2010, as amended), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of October 26, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, as adjusted to account for the aggregate of 3,180,242 shares of Class B Common Stock that were sold by one of the Separately Filing Group Members on December 6, 2012 and December 12, 2012 . The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Persons and based on 164,002,394 shares of Common Stock outstanding as of October 26, 2012, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represents less than 0.1% of the total voting power of the Common Stock as of October 26, 2012, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 26, 2012, as adjusted, which is comprised of 48,568,052 shares of Class A Common Stock and 115,434,342 shares of Class B Common Stock, and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

13D	Page 4 of 16 Pages

CUSIP No. 448579102

1.

Names of reporting persons

I.R.S. Identification Nos. of Above Persons (Entities Only)

JP Morgan Trust Company (Bahamas) Limited, not individually, but solely as trustee of the trusts listed on Appendix A-3.

2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Bahamas
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,113,788*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,113,788*
11.	Aggregate amount beneficially owned by each reporting person 1,113,788*
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) 0.7%*
14.	Type of reporting person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Persons (as defined in this Amendment No. 5 to Schedule 13D) are party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D, filed with the SEC by the Reporting Persons on August 26, 2010, as amended), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of October 26, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, as adjusted to account for the aggregate of 3,180,242 shares of Class B Common Stock that were sold by one of the Separately Filing Group Members on December 6, 2012 and December 12, 2012. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Persons and based on 164,002,394 shares of Common Stock outstanding as of October 26, 2012. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 0.9% of the total voting power of the Common Stock as of October 26, 2012, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 26, 2012, as adjusted, which is comprised of 48,568,052 shares of Class A Common Stock and 115,434,342 shares of Class B Common Stock, and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

13D	Page 5 of 16 Pages

CUSIP No. 448579102

1.

Names of reporting persons

I.R.S. Identification Nos. of Above Persons (Entities Only)

CIBC Trust Company (Bahamas) Limited, not individually, but solely as trustee of the trusts listed on Appendix A-4.

2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Bahamas
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 57,003*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 57,003*
11.	Aggregate amount beneficially owned by each reporting person 57,003*
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) less than 0.1%*
14.	Type of reporting person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Persons (as defined in this Amendment No. 5 to Schedule 13D) are party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D, filed with the SEC by the Reporting Persons on August 26, 2010, as amended), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of October 26, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, as adjusted to account for the aggregate of 3,180,242 shares of Class B Common Stock that were sold by one of the Separately Filing Group Members on December 6, 2012 and December 12, 2012. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Persons and based on 164,002,394 shares of Common Stock outstanding as of October 26, 2012, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represents less than 0.1% of the total voting power of the Common Stock as of October 26, 2012, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 26, 2012, as adjusted, which is comprised of 48,568,052 shares of Class A Common Stock and 115,434,342 shares of Class B Common Stock, and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 6 of 16 Pages

EXPLANATORY NOTE: This constitutes Amendment No. 5 (“Amendment No. 5”) to the Schedule 13D filed by the Reporting Persons with the SEC on August 26, 2010 pursuant to Section 13(d) of the Act, and Rule 13d-1(a) thereunder, as previously amended by Amendment No. 1 filed by the Reporting Persons with respect to the Issuer on September 9, 2010 (“Amendment No. 1”) and further amended by Amendment No. 2 filed by the Reporting Persons with respect to the Issuer on May 18, 2011 (“Amendment No. 2”) and further amended by Amendment No. 3 filed by the Reporting Persons with respect to the Issuer on December 7, 2011 (“Amendment No. 3”) and further amended by Amendment No. 4 filed by the Reporting Persons with respect to the Issuer on December 4, 2012 (“Amendment No. 4”) (as so amended, the “Schedule 13D”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein. Only those items amended are reported herein. Capitalized terms used in this Amendment No. 5 without being defined herein have the respective meanings given to them in the Schedule 13D.

Schedule A attached to the Schedule 13D is replaced in its entirety by Schedule A attached hereto, and all references to “Schedule A” in the Schedule 13D shall be to “Schedule A” attached hereto. Schedule B attached to the Schedule 13D is replaced in its entirety by Schedule B attached hereto, and all references to “Schedule B” in the Schedule 13D shall be to “Schedule B” attached hereto.

Item 4.	Purpose of Transaction

Item 4 of Schedule 13D is amended and supplemented as follows:

On December 11, 2012, in privately negotiated transactions, certain of the Reporting Persons agreed to sell 744,249 shares of Class B Common Stock to Marshall E. Eisenberg, as trustee, and 744,248 shares of Class B Common Stock to Gigi Pritzker Pucker and Edward W. Rabin, as co-trustees. These transactions closed on December 14, 2012. These sales, totaling 1,488,497 shares of Class B Common Stock, were sold for the purchase price of $36.64 per share, or $54,538,530.08 in the aggregate. The sales qualified as “Permitted Transfers” for purposes of the Issuer’s Amended and Restated Certificate of Incorporation and, accordingly, the shares of Class B Common Stock sold to Marshall E. Eisenberg, as trustee, and to Gigi Pritzker Pucker and Edward W. Rabin, as co-trustees, remained shares of Class B Common Stock following the sales.

Item 5.	Interest in Securities of the Issuer

Item 5 of Schedule 13D is amended and supplemented as follows:

(a)-(b) As of the date hereof, the Reporting Persons in the aggregate may be deemed to be the beneficial owners of 8,470 shares of currently issued shares of Class A Common Stock and 3,470,792 shares of Class A Common Stock issuable upon conversion of 3,470,792 shares of Class B Common Stock beneficially owned by the Reporting Persons. Based on the number of shares of Class B Common Stock outstanding as of October 26, 2012, as adjusted to account for the aggregate of 3,180,242 shares of Class B Common Stock that were sold by one of the Separately Filing Group Members on December 6, 2012 and December 12, 2012, the number of shares of Class B Common Stock beneficially owned by the Reporting Persons represents 3.0% of the total number of shares of Class B Common Stock outstanding. Based on the number of shares of Common Stock outstanding as of October 26, 2012, as adjusted, the number of shares of Common Stock beneficially owned by the Reporting Persons represents 2.1% of the total number of shares of Common Stock outstanding and 2.9% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Based solely on the information contained in an amendment to the Schedule 13D filed by a Separately Filing Group Member on December 17, 2012, a Separately Filing Group Member sold an aggregate of 3,180,242 shares of Class B Common Stock in block trades with a broker-dealer on December 6, 2012 and December 12, 2012, at a price of $35.74 per share and $35.81 per share, respectively, for an aggregate price of $113,770,819. In accordance with the Issuer’s Amended and Restated Certificate of Incorporation, the shares of Class B Common Stock sold pursuant to such sales automatically converted upon such sales into shares of Class A Common Stock.

Schedule A attached to this Amendment No. 5 amends and restates, in its entirety, Schedule A attached to the Schedule 13D. Schedule A attached to this Amendment No. 5 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by each Reporting Person.

Based solely on the information contained in the Schedule 13D, as amended, filed by a Separately Filing Group Member, as of the date hereof, the Pritzker Family Group in the aggregate may be deemed to be the beneficial owners of 18,969 shares of currently issued Class A Common Stock and 90,322,256 shares of Class A Common Stock issuable upon conversion of 90,322,256 shares of Class B Common Stock beneficially owned by the Pritzker Family Group. The number of shares of Class A Common Stock

CUSIP No. 448579102	13D	Page 7 of 16 Pages

beneficially owned by the Pritzker Family Group and currently issued represents less than 0.1% of the total number of shares of Class A Common Stock outstanding, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock. The number of shares of Class B Common Stock beneficially owned by the Pritzker Family Group represents 78.2% of the total number of shares of Class B Common Stock outstanding. The number of shares of Common Stock beneficially owned by the Pritzker Family Group represents 55.1% of the total number of shares of Common Stock outstanding and 75.1% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Schedule B attached to this Amendment No. 5 amends and restates, in its entirety, Schedule B attached to the Schedule 13D. Schedule B attached to this Amendment No. 5 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by the Reporting Persons and each Separately Filing Group Member. All information with regard to the Separately Filing Group Members is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

The sale by certain of the Reporting Persons of 744,249 shares of Class B Common Stock to Marshall E. Eisenberg, as trustee, and 744,248 shares of Class B Common Stock to Gigi Pritzker Pucker and Edward W. Rabin, as co-trustees, did not impact the number of shares or the percentage of Common Stock beneficially owned by the Pritzker Family Group.

(c) As described in Item 4 above, on December 11, 2012, in privately negotiated transactions, certain of the Reporting Persons agreed to sell 744,249 shares of Class B Common Stock to Marshall E. Eisenberg, as trustee, and 744,248 shares of Class B Common Stock to Gigi Pritzker Pucker and Edward W. Rabin, as co-trustees. These transactions closed on December 14, 2012. These sales, totaling 1,488,497 shares of Class B Common Stock, were sold for the purchase price of $36.64 per share, or $54,538,530.08 in the aggregate. The sales qualified as “Permitted Transfers” for purposes of the Issuer’s Amended and Restated Certificate of Incorporation and, accordingly, the shares of Class B Common Stock sold to Marshall E. Eisenberg, as trustee, and to Gigi Pritzker Pucker and Edward W. Rabin, as co-trustees, remained shares of Class B Common Stock following the sales.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented as follows:

On December 11, 2012, Charles E. Dobrusin and Harry B. Rosenberg, as co-trustees of certain trusts for the benefit of James N. Pritzker and certain of his lineal descendents, entered into a Purchase and Sale Agreement with FLP11 HHC, L.L.C. to sell 744,249 shares of the Issuer’s Class B Common Stock for a purchase price in cash equal to $36.64 per share, or $27,269,283.36 in the aggregate. Based solely on the information contained in the Schedule 13Ds, as amended, filed by the Separately Filing Group Members, the shares of Class B Common Stock which were purchased by FLP11 HHC, L.L.C. are beneficially owned by Marshall E. Eisenberg, as trustee.

On December 11, 2012, Charles E. Dobrusin and Harry B. Rosenberg, as co-trustees of certain trusts for the benefit of James N. Pritzker and certain of his lineal descendents, entered into a Purchase and Sale Agreement with FLP14 HHC, L.L.C. to sell 744,248 shares of the Issuer’s Class B Common Stock for a purchase price in cash equal to $36.64 per share, or $27,269,246.72 in the aggregate. Based solely on the information contained in the Schedule 13Ds, as amended, filed by the Separately Filing Group Members, the shares of Class B Common Stock which were purchased by FLP14 HHC, L.L.C. are beneficially owned by Gigi Pritzker Pucker and Edward W. Rabin, as co-trustees.

The summary of the agreements contained in this Item 6 are qualified in their entirety by reference to the purchase and sale agreements, which are filed as Exhibits 13 and 14 hereto and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Item 7 of Schedule 13D is hereby amended by adding the following exhibits thereto:

Exhibit 13	Purchase and Sale Agreement, dated as of December 11, 2012, by and among Charles E. Dobrusin and Harry B. Rosenberg, in their capacity as co-trustees of certain trusts for the benefit of James N. Pritzker and certain of his lineal descendents, and FLP11 HHC, L.L.C., a Delaware limited liability company.

Exhibit 14	Purchase and Sale Agreement, dated as of December 11, 2012, by and among Charles E. Dobrusin and Harry B. Rosenberg, in their capacity as co-trustees of certain trusts for the benefit of James N. Pritzker and certain of his lineal descendents, and FLP14 HHC, L.L.C., a Delaware limited liability company.

CUSIP No. 448579102	13D	Page 8 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2012

/s/ Charles E. Dobrusin
Charles E. Dobrusin, not individually, but solely in his capacity as co-trustee of the trusts listed on Appendix A-1

/s/ Harry B. Rosenberg
Harry B. Rosenberg, not individually, but solely in his capacity as co-trustee of the trusts listed on Appendix A-1

/s/ Mary Parthe
Mary Parthe, not individually, but solely in her capacity as trustee of the trusts listed on Appendix A-2

JP Morgan Trust Company (Bahamas) Limited, not individually, but solely in its capacity as trustee of the trusts listed on Appendix A-3

By:	/s/ Marsya L. Cates
	Name:	Marsya L. Cates
	Title:	Authorized Signatory*

By:	/s/ Monique C. Knowles
	Name:	Monique C. Knowles
	Title:	Authorized Signatory*

*	A Secretary’s Certificate evidencing the authority of such persons to sign and file this Amendment No. 5 on behalf of JP Morgan Trust Company (Bahamas) Limited was previously filed as Exhibit 12 to Amendment No. 4. To the Schedule 13D and is incorporated herein by reference.

CUSIP No. 448579102	13D	Page 9 of 16 Pages

CIBC Trust Company (Bahamas) Limited, not individually, but solely in its capacity as trustee of the trusts listed on Appendix A-4

By:	/s/ Schevon Miller
	Name:	Schevon Miller
	Title:	Authorized Signatory**

By:	/s/ Carlis E. Chisholm
	Name:	Carlis E. Chisholm
	Title:	Authorized Signatory**

**	A Secretary’s Certificate evidencing the authority of such persons to file this Amendment No. 5 on behalf of CIBC Trust Company (Bahamas) Limited was previously filed as Exhibit 6 to the Schedule 13D and is incorporated herein by reference.

CUSIP No. 448579102	13D	Page 10 of 16 Pages

Appendix A-1

JNP 2010-P.G. Trust

JNP Parachute Mirror Trust K

JNP Parachute Mirror Trust L

JNP Parachute Trust #2

JNP Parachute Mirror Trust A

JNP Parachute Mirror Trust B

LaSalle Trust #50

LaSalle Trust #55

LaSalle G.C. Trust #6

Don G.C. Trust #5

R.A. G.C. Trust #5

A.N.P. Trust #22 – James

A.N.P. Trust #24 – James

A.N.P. Trust #28 – James

A.N.P. Trust #30 – James

CUSIP No. 448579102	13D	Page 11 of 16 Pages

Appendix A-2

Tal LaSalle Mirror Trust #17D

Tal – 2010 ECI Family Trust #4

CUSIP No. 448579102	13D	Page 12 of 16 Pages

Appendix A-3

JNP 2010 Parachute Trust N2

JNP 2010 Parachute Trust N3

CUSIP No. 448579102	13D	Page 13 of 16 Pages

Appendix A-4

THP 2010 Trust N2

WJP 2010 Trust N2

1740-40 AANP Trust

CUSIP No. 448579102	13D	Page 14 of 16 Pages

Schedule A

Certain Information Regarding the

Reporting Persons1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Name of Beneficial Owner	Shares	% of Class A	Shares	% of Class B
Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of the trusts listed on Appendix A-1	8,470	*	2,278,873	2.0%	1.4%	1.9%
Mary Parthe, not individually, but solely as trustee of the trusts listed on Appendix A-2	—	—	21,128	*	*	*
JP Morgan Trust Company (Bahamas) Limited, not individually, but solely as trustee of the trusts listed on Appendix A-3	—	—	1,113,788	1.0%	0.7%	0.9%
CIBC Trust Company (Bahamas) Limited, not individually, but solely as trustee of the trusts listed on Appendix A-4	—	—	57,003	*	*	*

*	less than 0.1% beneficial ownership

[1]

All references to the number of shares outstanding are as of October 26, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, as adjusted to account for the conversion of 1,623,529 and 1,566,713 shares of Class B Common Stock into Class A Common Stock pursuant to sales by a Separately Filing Group Member on December 6, 2012 and December 12, 2012, respectively.

[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 48,568,052 shares of the Class A Common Stock outstanding as of October 26, 2012, as adjusted, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]

The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 115,434,342 shares of Class B Common Stock outstanding as of October 26, 2012, as adjusted.

[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 48,568,052 shares of Class A Common Stock and 115,434,342 shares of Class B Common Stock outstanding as of October 26, 2012, as adjusted.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of the Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of October 26, 2012, as adjusted, which is comprised of 48,568,052 shares of Class A Common Stock and 115,434,342 shares of Class B Common Stock, and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 15 of 16 Pages

Schedule B

Certain Information Regarding the

Separately Filing Group Members1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Separately Filing Group Member	Shares	% of Class A	Shares	% of Class B
Co-Trustees of the U.S. Situs Trusts[6]	—	—	—	—	—	—
Trustee of the Non-U.S. Situs Trusts[7]	—	—	3,447,946	3.0%	2.1%	2.9%
Trustees of the Thomas J. Pritzker Family Trusts and Other Reporting Persons[8]	—	—	21,696,202	18.8%	13.2%	18.0%
Trustees of the Nicholas J. Pritzker Family Trusts and Other Reporting Persons[9]	—	—	2,518,572	2.2%	1.5%	2.1%
Trustees of the James N. Pritzker Family Trusts[10]	8,470	*	3,470,792	3.0%	2.1%	2.9%
Trustees of the John A. Pritzker Family Trusts[11]	—	—	—	—	—	—
Trustees of the Linda Pritzker Family Trusts[12]	—	—	—	—	—	—
Trustees of the Karen L. Pritzker Family Trusts[13]	—	—	8,584,104	7.4%	5.2%	7.1%
Trustees of the Penny Pritzker Family Trusts and Other Reporting Persons[14]	10,499	*	10,018,946	8.7%	6.1%	8.3%
Trustees of the Daniel F. Pritzker Family Trusts[15]	—	—	10,001,457	8.7%	6.1%	8.3%
Trustees of the Anthony N. Pritzker Family Trusts[16]	—	—	6,186,817	5.4%	3.8%	5.1%
Trustees of the Gigi Pritzker Pucker Family Trusts and Other Reporting Persons[17]	—	—	18,345,937	15.9%	11.2%	15.3%
Trustees of the Jay Robert Pritzker Family Trusts[18]	—	—	6,051,483	5.2%	3.7%	5.0%
Trustee of the Richard Pritzker Family Trusts[19]	—	—	—	—	—	—

Pritzker Family Group Totals	18,969	*	90,322,256	78.2%	55.1%	75.1%

*	Less than 1% beneficial ownership

[1]

All references to the number of shares outstanding are as of October 26, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, as adjusted to account for the conversion of 1,623,529 and 1,556,713 shares of Class B Common Stock into Class A Common Stock pursuant to sales by a Separately Filing Group Member on December 6, 2012 and December 12, 2012, respectively.

[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 48,568,052 shares of the Class A Common Stock outstanding as of October 26, 2012, as adjusted, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]

The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 115,434,342 shares of Class B Common Stock outstanding as of October 26, 2012, as adjusted.

[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 48,568,052 shares of Class A Common Stock and 115,434,342 shares of Class B Common Stock outstanding as of October 26, 2012, as adjusted.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of October 26, 2012, as adjusted, which is comprised of 48,568,052 shares of Class A Common Stock and 115,434,342 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[6]

See the Schedule 13D filed on August 26, 2010, as amended, by Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer, not individually, but solely in their capacity as co-trustees of the U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[7]

See the Schedule 13D filed on August 26, 2010, as amended, by the CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

CUSIP No. 448579102	13D	Page 16 of 16 Pages

[8]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office. Thomas J. Pritzker holds 59,853 stock appreciation rights (“SARs”) that are currently exercisable at an exercise price of $40.96 and 31,852 SARs that are currently exercisable at an exercise price of $41.74. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not currently determinable and therefore not included in the table above because each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of A Common Stock at the exercise date, which is not determinable until the date of exercise, over the exercise price.

[9]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[10]

See the Schedule 13D filed on August 26, 2010, as amended, by Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[11]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[12]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[13]

See the Schedule 13D filed on August 26, 2010, as amended, by Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[14]

See the Schedule 13D filed on August 26, 2010, as amended, by John Kevin Poorman, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[15]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[16]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[17]

See the Schedule 13D filed on August 26, 2010, as amended, by Gigi Pritzker Pucker and Edward W. Rabin, not individually, but solely as trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein on, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[18]

See the Schedule 13D filed on August 26, 2010, as amended, by Thomas J. Muenster, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[19]

See the Schedule 13D filed on August 26, 2010, as amended, by CIBC Trust Company (Bahamas) Limited, solely as trustee of the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

Exhibit 13

PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement (this “Agreement”) is entered into as of December 11, 2012, by and among Harry B. Rosenberg and Charles E. Dobrusin, not individually, but solely as co-trustees of the trusts listed on Exhibit A attached hereto and made a part hereof (each, a “Selling Trust” and collectively, the “Selling Trusts”), and FLP11 HHC, L.L.C., a Delaware limited liability company (the “Purchaser”). Each of the Selling Trusts and the Purchaser is sometimes referred to herein as a “Party” and collectively as the “Parties” to this Agreement.

Recitals

WHEREAS, the Selling Trusts own 744,249 shares (the “Subject Shares”) of the Class B common stock, par value $0.01 per share (the “Class B Common Stock”), of Hyatt Hotels Corporation, a Delaware corporation (the “Company”);

WHEREAS, the Selling Trusts desire to sell and the Purchaser desires to purchase the Subject Shares, subject to the terms and provisions of this Agreement; and

WHEREAS, the number of the Subject Shares to be sold by each of the Selling Trusts is indicated on Exhibit A.

Agreement

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. Purchase and Sale. The Selling Trusts agree to sell the Subject Shares to the Purchaser, and the Purchaser agrees to purchase the Subject Shares on the Closing Date (as defined in Section 2 below), with the number of Subject Shares to be sold by each of the Selling Trusts indicated on Exhibit A. The purchase price for the Subject Shares shall be $36.64 per share, or $27,269,283.36 in the aggregate (the “Purchase Price”), due to the Selling Trusts from the Purchaser. The Purchase Price shall be payable in cash at the Closing (as defined below).

2. Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 233 South Wacker Drive, Suite 5800, Chicago, Illinois 60606, on December 14, 2012, or on such other date as the Parties may mutually determine (the “Closing Date”).

3. Closing Deliveries of the Purchaser. At the Closing, the Purchaser shall deliver the Purchase Price to the Selling Trusts by wire transfer of immediately available funds to an account designated in writing by the Selling Trusts.

4. Closing Deliveries by Selling Trusts. At the Closing:

(a) Each Selling Trust shall deliver, or cause to be delivered, to the Purchaser, a statement executed by such Selling Trust certifying that such Selling Trust is not a foreign person in accordance with the requirements of United States Treasury Regulation Section 1.1445-2(b)(2), which certification shall be the same form as Exhibit B attached hereto and made a part hereof.

(b) The Selling Trusts shall deliver, or cause to be delivered, to the Purchaser, certificates representing the Subject Shares together with assignments separate from certificate with respect to the Subject Shares sufficient to transfer title to the Subject Shares to the Purchaser on the books of the Company and Certificates of Fiduciary Authority, including, as necessary, Medallion Guarantees.

5. Representations and Warranties of the Selling Trusts. Each Selling Trust, for itself and not for the other Selling Trusts, represents and warrants to the Purchaser that the statements contained in this Section 5 are true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, it being agreed that the Purchaser is relying on each statement.

(a) Power; Legal, Valid and Binding Obligations. Such Selling Trust (i) is duly organized and validly existing and (ii) has all necessary power and capacity to execute and deliver this Agreement and each of the other agreements and instruments contemplated hereby (collectively, the “Ancillary Documents”) and to perform, observe and comply with all of its agreements and obligations hereunder and thereunder and to consummate the transaction contemplated hereby and thereby. This Agreement and the Ancillary Documents to which it is or will be a party have been or will be duly and validly executed by such Selling Trust and, upon delivery thereof by each Selling Trust, will constitute the legal, valid and binding obligations of each Selling Trust, enforceable against each Selling Trust in accordance with their terms.

(b) No Conflict. None of the execution, delivery or performance by such Selling Trust of this Agreement or any Ancillary Document to which it is or will be a party will (with or without the giving of notice, the lapse of time or both) conflict with, result in a breach or violation of or constitute a default under (a) any contract, agreement or other instrument to which such Selling Trust is a party or by which it or its assets or property is bound or (b) any law, statute, rule, regulation, ordinance, writ, order or judgment to which such Selling Trust is subject or by which it or its assets or property is bound.

(c) Consents. No approval, consent, waiver or filing of or with any third party, including, but not limited to, any governmental bodies, agencies or instrumentalities, is required for the execution, delivery and performance by such Selling Trust of this Agreement or any Ancillary Document to which it is or will be a party.

(d) Title to Shares; Liens and Encumbrances. Such Selling Trust is the legal and beneficial owner of the Subject Shares listed opposite its name on the attached Exhibit A and holds such Subject Shares free and clear of all liens, pledges, options, claims, encumbrances and other security arrangements or restrictions of any kind other than restrictions under that certain Amended and Restated Global Hyatt Agreement dated October 1, 2009 and under the Company’s Amended and Restated Certificate of Incorporation the (“Certificate”) (collectively,

2

“Liens”), and upon delivery of such Subject Shares to the Purchaser pursuant to the terms of this Agreement, the Purchaser will receive good and marketable title thereto, free and clear of any and all Liens.

(e) Broker’s Fees. Such Selling Trust has no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which the Purchaser could become liable or otherwise obligated.

(f) Independent Decision to Sell; Etc. Such Selling Trust has made an independent decision to sell its Subject Shares to the Purchaser and has determined that it has adequate information concerning the business and financial condition of the Company in connection with its decision to sell its Subject Shares. Such Selling Trust understands the disadvantage to which it may be subject on account of the disparity of information between it and the Purchaser, and further acknowledges that Purchaser and its affiliates may possess material, non-public information not known to such Selling Trust regarding or relating to the Company, its affiliates or the Subject Shares. Such Selling Trust is capable, by reason of its business or financial knowledge and experience, of evaluating the merits and risks of the sale of its Subject Shares and of protecting its own interest in connection with the sale of the Subject Shares, and such Selling Trust acknowledges that it has had the opportunity to discuss the information available to it relating to the sale of the Subject Shares with such advisors as it has deemed appropriate. Such Selling Trust acknowledges that the Purchaser has not given it any investment advice or rendered any opinion to it as to whether the sale of the Subject Shares is prudent or suitable, and, except as expressly provided in Section 6 of this Agreement, is not relying on any representation or warranty made by the Purchaser in connection with its decision to sell its Subject Shares to the Purchaser.

(g) Class B Common Stock. (i) Such Selling Trust is not aware of and has not taken or been directed to take any action which, or otherwise failed to take any action the failure of which, resulted in the conversion of the Subject Shares from shares of Class B Common Stock to shares of Class A Common Stock, as such latter two terms are defined in the Certificate, and (ii) the Subject Shares in the hands of the Selling Trust are shares of Class B Common Stock.

6. Representations and Warranties of the Purchaser. The Purchaser represents and warrants to each Selling Trust that the statements contained in this Section 6 are true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, it being agreed that each Selling Trust is relying on each such statement.

(a) Power; Legal, Valid and Binding Obligations. The Purchaser is a duly organized and validly existing limited liability company organized under the laws of the State of Delaware. The Purchaser has all necessary power and capacity to execute and deliver this Agreement and the Ancillary Documents, and to perform, observe and comply with all of its agreements and obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. This Agreement and each of the Ancillary Documents to which it is or will be a party have been or will be duly and validly executed by the Purchaser and, upon delivery thereof by the Purchaser, will constitute the legal, valid and binding obligations of the Purchaser, enforceable against it in accordance with their terms.

3

(b) No Conflict. None of the execution, delivery or performance by the Purchaser of this Agreement or any Ancillary Document to which it is a party will (with or without the giving of notice, the lapse of time or both) conflict with, result in a breach or violation of or constitute a default under (a) any contract, agreement or other instrument to which the Purchaser is a party or by which it or its assets or property is bound or (b) any law, statute, rule, regulation, ordinance, writ, order or judgment to which the Purchaser is subject or by which it or its assets or property is bound.

(c) Consents. No approval, consent, waiver or filing of or with any third party, including, but not limited to, any governmental bodies, agencies or instrumentalities, is required for the execution, delivery and performance by the Purchaser of this Agreement or any Ancillary Document to which it is or will be a party.

(d) Legal Matters. There is no action, suit or proceeding by or before any court or governmental or other regulatory or administrative agency or commission pending, or, to the best of the Purchaser’s knowledge, threatened against or involving the Purchaser which challenges the validity of this Agreement or any action taken or to be taken by the Purchaser pursuant to this Agreement or in connection with the transaction contemplated hereby. The Purchaser is not subject to any judgment, order or decree entered into in any lawsuit or proceeding which will have an adverse effect on the transactions contemplated hereby.

(e) Broker’s Fees. The Purchaser has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which the Selling Trusts could become liable or otherwise obligated.

(f) Independent Decision to Purchase, Etc. Purchaser is familiar with the Company and the Class B Common Stock and has all information which it deems necessary to evaluate the purchase of the Subject Shares and has not received any information or representations regarding the Company or the Subject Shares from the Selling Trusts except for the representations set forth in this Agreement. Purchaser acknowledges that the Subject Shares have not been registered under the Securities Act of 1933, as amended, and are also subject to additional restrictions on transfer. Purchaser is acquiring the Subject Shares for Purchaser’s own account for investment purposes and not with a view towards their distribution.

7. Miscellaneous.

(a) Survival of Representations and Warranties Herein. All representations, warranties and covenants set forth herein shall survive the Closing Date.

(b) Additional Documents. From time to time after execution of this Agreement, each Party hereto shall, without additional consideration, execute and deliver such further agreements and instruments and take such other action as may be reasonably requested by any other Party hereto in order to carry out the purposes of this Agreement.

(c) Amendment and Waiver. This Agreement cannot be amended, supplemented or modified, nor can any provision hereof be waived, except by a written instrument signed by the Party against whom enforcement of such amendment, supplement, modification or waiver is sought.

4

(d) Notices. Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be deemed to have been properly given (a) when delivered by hand; (b) when sent by facsimile or email (with acknowledgment of complete transmission); (c) three days after being sent by certified mail, return receipt requested or (d) one day after deposit with a nationally-recognized overnight delivery service, in each case to the addresses or facsimile numbers set forth on the signature page hereof. Each Party hereto shall be entitled to specify a different address or facsimile number for the receipt of subsequent notices or other communications by giving written notice thereof to the other Party in accordance with this paragraph (d).

(e) Severability. If any term or provision of this Agreement, or the application thereof to any person, entity or circumstance, shall, to any extent, be determined to be contrary to law and unenforceable by any court of law, the remaining terms and provisions of this Agreement, and the application thereof to other persons, entities and circumstances, shall not be invalidated thereby, and each term and provision hereof shall be construed with all other remaining terms and provisions hereof to effect the intent of the parties to the fullest extent of the law.

(f) No Third Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns.

(g) Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

(h) Entire Agreement. This Agreement, including the other writings referred to herein or delivered pursuant hereto, constitutes the entire agreement between the Parties hereto with respect to the subject matter hereof.

(i) Binding Effect. This Agreement and all the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.

(j) Counterparts. This Agreement may be executed in any number of separate counterparts, each of which, when so executed, shall be deemed an original, and all of said counterparts taken together shall be deemed to constitute but one and the same instrument and, any signed counterpart shall be deemed delivered by the Party signing it if sent to the other parties hereto by facsimile transmission or electronic transmission and shall be as effective as original ink signatures for the purposes of the execution and delivery of this Agreement.

(k) Confidentiality. Unless the prior written consent of the other Party is obtained, the sale and purchase of the Subject Shares and all provisions of this Agreement shall be and remain confidential to the Parties, except to the extent that such information is in the public domain or disclosure is required by law or by any regulatory body whether public or not. For the avoidance of doubt, the Parties shall be permitted to disclose the terms of this Agreement to their professional or financial advisors who are aware of its confidential nature.

5

(l) Assignment. The Purchaser may not, without the prior written consent of the Selling Trusts, assign, grant any security interest over, hold in trust or otherwise transfer the benefit of the whole or any part of this Agreement.

(m) Costs. All costs in connection with the negotiation, preparation, execution and performance of this Agreement, and any documents referred to in it, will be borne by the Party that incurred the costs.

(n) Trustee Exculpation. When this Agreement is signed by a trustee of a trust, such execution is by the trustee, not individually, but solely as trustee, and it is expressly understood and agreed that nothing contained herein shall be construed as creating any liability on any such trustee personally to pay any amounts hereunder or to perform any consent contained herein.

[Signature Pages Follow.]

6

IN WITNESS WHEREOF, each of the Parties hereto has duly executed this Agreement as of the date first above written.

FLP11 HHC, L.L.C., a Delaware

limited liability company

By:	/s/ Ronald D. Wray
Ronald D. Wray, Vice President

Address:	71 South Wacker Drive
Suite 4700
Chicago, IL 60606
Fax: (312) 264-0229

[Signature Page to Purchase and Sale Agreement – JNP to TJP]

HARRY B. ROSENBERG, solely in his capacity as co-trustee of the Selling Trusts listed on Exhibit A

/s/ Harry B. Rosenberg

Address:
10 S. Wacker Dr., Suite 4000
Chicago, IL 60606

CHARLES E. DOBRUSIN, solely in his capacity as co-trustee of the Selling Trusts listed on Exhibit A

/s/ Charles E. Dobrusin

Address:
104 S. Michigan Ave, Suite 1000
Chicago, IL 60603

[Signature Page to Purchase and Sale Agreement – JNP to TJP]

Exhibit A

Name of Trust	Subject Shares
LASALLE TRUST #50	3,375
LASALLE TRUST #55	3,375
LASALLE G.C. TRUST #6	77,754
DON G.C. TRUST #5	29,127
R.A. G.C. TRUST #5	21,820
A.N.P. TRUST #22 - JAMES	150,600
A.N.P. TRUST #24 - JAMES	152,747
A.N.P. TRUST #28 - JAMES	152,747
A.N.P. TRUST #30 - JAMES	152,704
Total	744,249

A-1

Exhibit B

CERTIFICATE OF NON-FOREIGN STATUS

This certificate is being delivered in connection with that certain Purchase and Sale Agreement, dated as of December 11, 2012, by and between FLP11 HHC, L.L.C. (“Purchaser”) and Harry B. Rosenberg and Charles E. Dobrusin, solely as co-trustees of the trusts listed on Exhibit A (the “Transferors”).

Section 1445 of the Internal Revenue Code of 1986, as amended, (the “Code”), provides that a transferee of a U.S. real property interest must withhold tax if the transferor is a foreign person. For U.S. tax purposes (including section 1445), the owner of a disregarded entity (which has legal title to a U.S. real property interest under local law) will be the transferor of the property and not the disregarded entity. To inform Purchaser that withholding of tax is not required upon the disposition of a U.S. real property interest by the Transferors, the undersigned hereby certifies the following on behalf of each Transferor:

(a)	Each Transferor is not a foreign corporation, foreign partnership, foreign trust or foreign estate, (as those terms are defined in the Code and the Treasury Regulations promulgated thereunder);

(b)	Each Transferor is not a disregarded entity as defined in Treasury Regulation Section 1.1445-2(b)(2)(iii);

(c)	Each Transferor’s employer identification number is set forth on Schedule A next to its name; and

(d)	Each Transferor’s office address is set forth on Schedule A next to its employer identification number:

The Transferors understand that this Certificate may be disclosed to the Internal Revenue Service by the Purchaser and that any false statement herein could be punished by fine, imprisonment or both.

Under penalties of perjury, I declare that I have examined this certificate and to the best of my knowledge and belief, it is true, correct and complete, and I further declare that I have the authority to sign this certificate on behalf of the Transferors.

[Signature Page Follows.]

Date: December 14, 2012

By:
HARRY B. ROSENBERG, solely as
co-trustee of the trusts listed on Schedule A

By:
CHARLES E. DOBRUSIN, solely as
co-trustee of the trusts listed on Schedule A

Schedule A

Name of Trust	Employer Identification Number	Office Address
LASALLE TRUST #50		104 S. Michigan Ave, Suite 1000 Chicago, IL 60603

LASALLE TRUST #55		104 S. Michigan Ave, Suite 1000 Chicago, IL 60603

LASALLE G.C. TRUST #6		104 S. Michigan Ave, Suite 1000 Chicago, IL 60603

DON G.C. TRUST #5		104 S. Michigan Ave, Suite 1000 Chicago, IL 60603

R.A. G.C. TRUST #5		104 S. Michigan Ave, Suite 1000 Chicago, IL 60603

A.N.P. TRUST #22 - JAMES		104 S. Michigan Ave, Suite 1000 Chicago, IL 60603

A.N.P. TRUST #24 - JAMES		104 S. Michigan Ave, Suite 1000 Chicago, IL 60603

A.N.P. TRUST #28 - JAMES		104 S. Michigan Ave, Suite 1000 Chicago, IL 60603

A.N.P. TRUST #30 - JAMES		104 S. Michigan Ave, Suite 1000 Chicago, IL 60603

Exhibit 14

PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement (this “Agreement”) is entered into as of December 11, 2012, by and among Harry B. Rosenberg and Charles E. Dobrusin, not individually, but solely as co-trustees of the trusts listed on Exhibit A attached hereto and made a part hereof (each, a “Selling Trust” and collectively, the “Selling Trusts”), and FLP14 HHC, L.L.C., a Delaware limited liability company (the “Purchaser”). Each of the Selling Trusts and the Purchaser is sometimes referred to herein as a “Party” and collectively as the “Parties” to this Agreement.

Recitals

WHEREAS, the Selling Trusts own 744,248 shares (the “Subject Shares”) of the Class B common stock, par value $0.01 per share (the “Class B Common Stock”), of Hyatt Hotels Corporation, a Delaware corporation (the “Company”);

WHEREAS, the Selling Trusts desire to sell and the Purchaser desires to purchase the Subject Shares, subject to the terms and provisions of this Agreement; and

WHEREAS, the number of the Subject Shares to be sold by each of the Selling Trusts is indicated on Exhibit A.

Agreement

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. Purchase and Sale. The Selling Trusts agree to sell the Subject Shares to the Purchaser, and the Purchaser agrees to purchase the Subject Shares on the Closing Date (as defined in Section 2 below), with the number of Subject Shares to be sold by each of the Selling Trusts indicated on Exhibit A. The purchase price for the Subject Shares shall be $36.64 per share, or $27,269,246.72 in the aggregate (the “Purchase Price”), due to the Selling Trusts from the Purchaser. The Purchase Price shall be payable in cash at the Closing (as defined below).

2. Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 233 South Wacker Drive, Suite 5800, Chicago, Illinois 60606, on December 14, 2012, or on such other date as the Parties may mutually determine (the “Closing Date”).

3. Closing Deliveries of the Purchaser. At the Closing, the Purchaser shall deliver the Purchase Price to the Selling Trusts by wire transfer of immediately available funds to an account designated in writing by the Selling Trusts.

4. Closing Deliveries by Selling Trusts. At the Closing:

(a) Each Selling Trust shall deliver, or cause to be delivered, to the Purchaser, a statement executed by such Selling Trust certifying that such Selling Trust is not a foreign person in accordance with the requirements of United States Treasury Regulation Section 1.1445-2(b)(2), which certification shall be the same form as Exhibit B attached hereto and made a part hereof.

(b) The Selling Trusts shall deliver, or cause to be delivered, to the Purchaser, certificates representing the Subject Shares together with assignments separate from certificate with respect to the Subject Shares sufficient to transfer title to the Subject Shares to the Purchaser on the books of the Company and Certificates of Fiduciary Authority, including, as necessary, Medallion Guarantees.

5. Representations and Warranties of the Selling Trusts. Each Selling Trust, for itself and not for the other Selling Trusts, represents and warrants to the Purchaser that the statements contained in this Section 5 are true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, it being agreed that the Purchaser is relying on each statement.

(a) Power; Legal, Valid and Binding Obligations. Such Selling Trust (i) is duly organized and validly existing and (ii) has all necessary power and capacity to execute and deliver this Agreement and each of the other agreements and instruments contemplated hereby (collectively, the “Ancillary Documents”) and to perform, observe and comply with all of its agreements and obligations hereunder and thereunder and to consummate the transaction contemplated hereby and thereby. This Agreement and the Ancillary Documents to which it is or will be a party have been or will be duly and validly executed by such Selling Trust and, upon delivery thereof by each Selling Trust, will constitute the legal, valid and binding obligations of each Selling Trust, enforceable against each Selling Trust in accordance with their terms.

(b) No Conflict. None of the execution, delivery or performance by such Selling Trust of this Agreement or any Ancillary Document to which it is or will be a party will (with or without the giving of notice, the lapse of time or both) conflict with, result in a breach or violation of or constitute a default under (a) any contract, agreement or other instrument to which such Selling Trust is a party or by which it or its assets or property is bound or (b) any law, statute, rule, regulation, ordinance, writ, order or judgment to which such Selling Trust is subject or by which it or its assets or property is bound.

(c) Consents. No approval, consent, waiver or filing of or with any third party, including, but not limited to, any governmental bodies, agencies or instrumentalities, is required for the execution, delivery and performance by such Selling Trust of this Agreement or any Ancillary Document to which it is or will be a party.

(d) Title to Shares; Liens and Encumbrances. Such Selling Trust is the legal and beneficial owner of the Subject Shares listed opposite its name on the attached Exhibit A and holds such Subject Shares free and clear of all liens, pledges, options, claims, encumbrances and other security arrangements or restrictions of any kind other than restrictions under that certain Amended and Restated Global Hyatt Agreement dated October 1, 2009 and under the Company’s Amended and Restated Certificate of Incorporation the (“Certificate”) (collectively,

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“Liens”), and upon delivery of such Subject Shares to the Purchaser pursuant to the terms of this Agreement, the Purchaser will receive good and marketable title thereto, free and clear of any and all Liens.

(e) Broker’s Fees. Such Selling Trust has no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which the Purchaser could become liable or otherwise obligated.

(f) Independent Decision to Sell; Etc. Such Selling Trust has made an independent decision to sell its Subject Shares to the Purchaser and has determined that it has adequate information concerning the business and financial condition of the Company in connection with its decision to sell its Subject Shares. Such Selling Trust understands the disadvantage to which it may be subject on account of the disparity of information between it and the Purchaser, and further acknowledges that Purchaser and its affiliates may possess material, non-public information not known to such Selling Trust regarding or relating to the Company, its affiliates or the Subject Shares. Such Selling Trust is capable, by reason of its business or financial knowledge and experience, of evaluating the merits and risks of the sale of its Subject Shares and of protecting its own interest in connection with the sale of the Subject Shares, and such Selling Trust acknowledges that it has had the opportunity to discuss the information available to it relating to the sale of the Subject Shares with such advisors as it has deemed appropriate. Such Selling Trust acknowledges that the Purchaser has not given it any investment advice or rendered any opinion to it as to whether the sale of the Subject Shares is prudent or suitable, and, except as expressly provided in Section 6 of this Agreement, is not relying on any representation or warranty made by the Purchaser in connection with its decision to sell its Subject Shares to the Purchaser.

(g) Class B Common Stock. (i) Such Selling Trust is not aware of and has not taken or been directed to take any action which, or otherwise failed to take any action the failure of which, resulted in the conversion of the Subject Shares from shares of Class B Common Stock to shares of Class A Common Stock, as such latter two terms are defined in the Certificate, and (ii) the Subject Shares in the hands of the Selling Trust are shares of Class B Common Stock.

6. Representations and Warranties of the Purchaser. The Purchaser represents and warrants to each Selling Trust that the statements contained in this Section 6 are true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, it being agreed that each Selling Trust is relying on each such statement.

(a) Power; Legal, Valid and Binding Obligations. The Purchaser is a duly organized and validly existing limited liability company organized under the laws of the State of Delaware. The Purchaser has all necessary power and capacity to execute and deliver this Agreement and the Ancillary Documents, and to perform, observe and comply with all of its agreements and obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. This Agreement and each of the Ancillary Documents to which it is or will be a party have been or will be duly and validly executed by the Purchaser and, upon delivery thereof by the Purchaser, will constitute the legal, valid and binding obligations of the Purchaser, enforceable against it in accordance with their terms.

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(b) No Conflict. None of the execution, delivery or performance by the Purchaser of this Agreement or any Ancillary Document to which it is a party will (with or without the giving of notice, the lapse of time or both) conflict with, result in a breach or violation of or constitute a default under (a) any contract, agreement or other instrument to which the Purchaser is a party or by which it or its assets or property is bound or (b) any law, statute, rule, regulation, ordinance, writ, order or judgment to which the Purchaser is subject or by which it or its assets or property is bound.

(c) Consents. No approval, consent, waiver or filing of or with any third party, including, but not limited to, any governmental bodies, agencies or instrumentalities, is required for the execution, delivery and performance by the Purchaser of this Agreement or any Ancillary Document to which it is or will be a party.

(d) Legal Matters. There is no action, suit or proceeding by or before any court or governmental or other regulatory or administrative agency or commission pending, or, to the best of the Purchaser’s knowledge, threatened against or involving the Purchaser which challenges the validity of this Agreement or any action taken or to be taken by the Purchaser pursuant to this Agreement or in connection with the transaction contemplated hereby. The Purchaser is not subject to any judgment, order or decree entered into in any lawsuit or proceeding which will have an adverse effect on the transactions contemplated hereby.

(e) Broker’s Fees. The Purchaser has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which the Selling Trusts could become liable or otherwise obligated.

(f) Independent Decision to Purchase, Etc. Purchaser is familiar with the Company and the Class B Common Stock and has all information which it deems necessary to evaluate the purchase of the Subject Shares and has not received any information or representations regarding the Company or the Subject Shares from the Selling Trusts except for the representations set forth in this Agreement. Purchaser acknowledges that the Subject Shares have not been registered under the Securities Act of 1933, as amended, and are also subject to additional restrictions on transfer. Purchaser is acquiring the Subject Shares for Purchaser’s own account for investment purposes and not with a view towards their distribution.

7. Miscellaneous.

(a) Survival of Representations and Warranties Herein. All representations, warranties and covenants set forth herein shall survive the Closing Date.

(b) Additional Documents. From time to time after execution of this Agreement, each Party hereto shall, without additional consideration, execute and deliver such further agreements and instruments and take such other action as may be reasonably requested by any other Party hereto in order to carry out the purposes of this Agreement.

(c) Amendment and Waiver. This Agreement cannot be amended, supplemented or modified, nor can any provision hereof be waived, except by a written instrument signed by the Party against whom enforcement of such amendment, supplement, modification or waiver is sought.

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(d) Notices. Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be deemed to have been properly given (a) when delivered by hand; (b) when sent by facsimile or email (with acknowledgment of complete transmission); (c) three days after being sent by certified mail, return receipt requested or (d) one day after deposit with a nationally-recognized overnight delivery service, in each case to the addresses or facsimile numbers set forth on the signature page hereof. Each Party hereto shall be entitled to specify a different address or facsimile number for the receipt of subsequent notices or other communications by giving written notice thereof to the other Party in accordance with this paragraph (d).

(e) Severability. If any term or provision of this Agreement, or the application thereof to any person, entity or circumstance, shall, to any extent, be determined to be contrary to law and unenforceable by any court of law, the remaining terms and provisions of this Agreement, and the application thereof to other persons, entities and circumstances, shall not be invalidated thereby, and each term and provision hereof shall be construed with all other remaining terms and provisions hereof to effect the intent of the parties to the fullest extent of the law.

(f) No Third Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns.

(g) Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

(h) Entire Agreement. This Agreement, including the other writings referred to herein or delivered pursuant hereto, constitutes the entire agreement between the Parties hereto with respect to the subject matter hereof.

(i) Binding Effect. This Agreement and all the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.

(j) Counterparts. This Agreement may be executed in any number of separate counterparts, each of which, when so executed, shall be deemed an original, and all of said counterparts taken together shall be deemed to constitute but one and the same instrument and, any signed counterpart shall be deemed delivered by the Party signing it if sent to the other parties hereto by facsimile transmission or electronic transmission and shall be as effective as original ink signatures for the purposes of the execution and delivery of this Agreement.

(k) Confidentiality. Unless the prior written consent of the other Party is obtained, the sale and purchase of the Subject Shares and all provisions of this Agreement shall be and remain confidential to the Parties, except to the extent that such information is in the public domain or disclosure is required by law or by any regulatory body whether public or not. For the avoidance of doubt, the Parties shall be permitted to disclose the terms of this Agreement to their professional or financial advisors who are aware of its confidential nature.

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(l) Assignment. The Purchaser may not, without the prior written consent of the Selling Trusts, assign, grant any security interest over, hold in trust or otherwise transfer the benefit of the whole or any part of this Agreement.

(m) Costs. All costs in connection with the negotiation, preparation, execution and performance of this Agreement, and any documents referred to in it, will be borne by the Party that incurred the costs.

(n) Trustee Exculpation. When this Agreement is signed by a trustee of a trust, such execution is by the trustee, not individually, but solely as trustee, and it is expressly understood and agreed that nothing contained herein shall be construed as creating any liability on any such trustee personally to pay any amounts hereunder or to perform any consent contained herein.

[Signature Pages Follow.]

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IN WITNESS WHEREOF, each of the Parties hereto has duly executed this Agreement as of the date first above written.

FLP14 HHC, L.L.C., a Delaware

limited liability company

By:	/s/ Ronald D. Wray
Ronald D. Wray, Vice President

Address:	71 South Wacker Drive
Suite 4700
Chicago, IL 60606
Fax: (312) 264-0229

[Signature Page to Purchase and Sale Agreement – JNP to GPP]

HARRY B. ROSENBERG, solely in his capacity as co-trustee of the Selling Trusts listed on Exhibit A

/s/ Harry B. Rosenberg

Address:
10 S. Wacker Dr., Suite 4000
Chicago, IL 60606

CHARLES E. DOBRUSIN, solely in his capacity as co-trustee of the Selling Trusts listed on Exhibit A

/s/ Charles E. Dobrusin

Address:
104 S. Michigan Ave, Suite 1000
Chicago, IL 60603

[Signature Page to Purchase and Sale Agreement – JNP to GPP]

Exhibit A

Name of Trust	Subject Shares
LASALLE TRUST #50	3,375
LASALLE TRUST #55	3,376
LASALLE G.C. TRUST #6	77,753
DON G.C. TRUST #5	29,127
R.A. G.C. TRUST #5	21,819
A.N.P. TRUST #22 - JAMES	150,600
A.N.P. TRUST #24 - JAMES	152,747
A.N.P. TRUST #28 - JAMES	152,748
A.N.P. TRUST #30 - JAMES	152,703
Total	744,248

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Exhibit B

CERTIFICATE OF NON-FOREIGN STATUS

This certificate is being delivered in connection with that certain Purchase and Sale Agreement, dated as of December 11, 2012, by and between FLP14 HHC, L.L.C. (“Purchaser”) and Harry B. Rosenberg and Charles E. Dobrusin, solely as co-trustees of the trusts listed on Exhibit A (the “Transferors”).

Section 1445 of the Internal Revenue Code of 1986, as amended, (the “Code”), provides that a transferee of a U.S. real property interest must withhold tax if the transferor is a foreign person. For U.S. tax purposes (including section 1445), the owner of a disregarded entity (which has legal title to a U.S. real property interest under local law) will be the transferor of the property and not the disregarded entity. To inform Purchaser that withholding of tax is not required upon the disposition of a U.S. real property interest by the Transferors, the undersigned hereby certifies the following on behalf of each Transferor:

(a)	Each Transferor is not a foreign corporation, foreign partnership, foreign trust or foreign estate, (as those terms are defined in the Code and the Treasury Regulations promulgated thereunder);

(b)	Each Transferor is not a disregarded entity as defined in Treasury Regulation Section 1.1445-2(b)(2)(iii);

(c)	Each Transferor’s employer identification number is set forth on Schedule A next to its name; and

(d)	Each Transferor’s office address is set forth on Schedule A next to its employer identification number:

The Transferors understand that this Certificate may be disclosed to the Internal Revenue Service by the Purchaser and that any false statement herein could be punished by fine, imprisonment or both.

Under penalties of perjury, I declare that I have examined this certificate and to the best of my knowledge and belief, it is true, correct and complete, and I further declare that I have the authority to sign this certificate on behalf of the Transferors.

[Signature Page Follows.]

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Date: December 14, 2012

By:
HARRY B. ROSENBERG, solely as co-trustee of the trusts listed on Schedule A

By:
CHARLES E. DOBRUSIN, solely as co-trustee of the trusts listed on Schedule A

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Schedule A

Name of Trust	Employer Identification Number	Office Address
LASALLE TRUST #50		104 S. Michigan Ave, Suite 1000 Chicago, IL 60603

LASALLE TRUST #55		104 S. Michigan Ave, Suite 1000 Chicago, IL 60603

LASALLE G.C. TRUST #6		104 S. Michigan Ave, Suite 1000 Chicago, IL 60603

DON G.C. TRUST #5		104 S. Michigan Ave, Suite 1000 Chicago, IL 60603

R.A. G.C. TRUST #5		104 S. Michigan Ave, Suite 1000 Chicago, IL 60603

A.N.P. TRUST #22 - JAMES		104 S. Michigan Ave, Suite 1000 Chicago, IL 60603

A.N.P. TRUST #24 - JAMES		104 S. Michigan Ave, Suite 1000 Chicago, IL 60603

A.N.P. TRUST #28 - JAMES		104 S. Michigan Ave, Suite 1000 Chicago, IL 60603

A.N.P. TRUST #30 - JAMES		104 S. Michigan Ave, Suite 1000 Chicago, IL 60603

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